September 19, 2014

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Graham Holdings Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-6714

Dear Mr. Spirgel:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 21, 2014 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of Graham Holdings Company (the “Company”).

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 2. Significant Accounting Policies

Restricted Cash, page 63

1.
We note that restricted cash includes amounts held for students that were received from U.S. Federal and state governments under various aid grant and loan programs. Please refer to Rule 5-02 of Regulation S-X and expand your disclosure to clearly describe the terms of the restrictions imposed by the U.S. Department of Education and other similar regulations on funds held on behalf of students to provide your reader with an understanding of the nature of restricted cash.

Company Response:

As of December 31, 2013 and 2012, the Company’s restricted cash balance of $83.8 million and $28.5 million was comprised of the following:

	Percentage of Restricted Cash
	2013	2012

Restricted Federal financial aid program funds	53.4%	17.2%
Other government related funding (State, Perkins, etc.)	2.7%	6.4%
Student credit balances
United States	34.5%	51.5%
International	7.6%	24.9%
Other	1.8%	—
Total	100.0%	100.0%

Most of the restricted cash balance as of December 31, 2013 and 2012, represents restricted funds held for students of Kaplan University (“KU”) and Kaplan Higher Education Campuses (“KHEC”) that were received from U.S. financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder (“Title IV”). The restricted Federal financial aid program funds represent amounts received from the U.S. Federal government that remain in the bank account for up to three days before it is applied to student receivable balances due for eligible tuition charges by KU and KHEC. Restricted cash balances are also held for student credit balances in accordance with the regulations promulgated under Title IV and primarily represent (i) financial aid related funds received in advance of when students are billed for eligible tuition charges by KU and KHEC, and (ii) refunds to the U.S. Federal government and students not yet returned.

The Company proposes to include the following disclosure in its summary of significant accounting policies for the quarterly period ended September 30, 2014:

Summary of Significant Accounting Policies

Restricted Cash. Restricted cash represents amounts held for students that were received from U.S. Federal and state governments under various aid grant and loan programs, such as Title IV of the U.S. Federal Higher Education Act of 1965 (Higher Education Act), as amended, that the Company is required to maintain pursuant to U.S. Department of Education (ED) and other regulations. Federal regulations stipulate that the Company has a fiduciary responsibility to segregate Federal funds from all other funds to ensure the funds are only used for the benefit of eligible students. The regulations further indicate that funds received under Federal aid programs are held in trust for the intended student beneficiary and the ED, and as trustee of these funds, the Company may not use the funds for any other purpose until the funds are applied to eligible student charges, which occurs within three days of the receipt of the funds. Restricted cash also includes (i) certain funds that the Company may be required to return if a student who receives Title IV program funds withdraws from a program and (ii) funds required to be held by non-U.S. higher education institutions for prepaid tuition.

2.	Please revise to present changes in restricted cash as a separate line item in your Consolidated Statements of Cash Flows.

Company Response:

The Company excludes the restricted cash balances from cash and cash equivalents in its statement of cash flows because it doesn’t meet the definition of cash as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) paragraph 305-10-20. The Company doesn’t have the ability to “withdraw funds at any time without prior notice or penalty.”

The Company includes the changes in restricted cash in the “Other” line item within cash flows from operating activities on its Consolidated Statements of Cash Flows. The Company determined the appropriate classification of restricted cash activity on its statements of cash flows principally based on the nature of the restricted cash and the source of the associated cash flows. The restricted funds represent a core activity of the Company’s higher education operating segment’s operations and the principal source of payment for their tuition services.

The Company will present the changes in restricted cash as a separate line item within cash flows from operating activities in its Consolidated Statements of Cash Flows going forward, starting with the Form 10-Q filing for the quarterly period ended September 30, 2014.

Allowance for Doubtful Accounts, page 64

3.	Please disclose the company’s policy for charging off uncollectible accounts receivable in accordance with ASC 310-10-50-4A.

4.	Revise to disclose the policy for determining past due or delinquency status of accounts receivable in accordance with ASC 310-10-50-6.

Company Response:

The Company’s operations are widely diversified with interest in U.S. and foreign higher education services, test preparation services, cable systems, television broadcasting stations, online media properties, home healthcare and hospice services, and some manufacturing entities. The policies for determining when students and customer accounts become past due or delinquent varies significantly between the various businesses. Generally, an account is viewed as past due or delinquent when a student or customer misses a scheduled payment. The Company pursues collection of the past due or delinquent accounts through internal processes or in some instances by handing the accounts over for collection to an outside collection agency. Uncollectible student and customer balances are charged off against the allowance for doubtful accounts when the business deems the account uncollectible, which could be based on specific facts and circumstances pertaining to the outstanding receivable, the passage of a specified time period or when the account is handed over for collection to an outside collection agency.

The U.S. higher education student receivables represent 14.0% of the total gross receivable balance of the Company as of December 31, 2013. The U.S. higher education allowance for doubtful accounts represents 65.8% of the total allowance for doubtful accounts of the Company as of December 31, 2013. A student account is considered past due or delinquent when a scheduled payment is missed. In most instances, the Company writes-off an inactive student balance after a period of 120 days has passed since the last day of class attendance and a period of 135 days has passed since receipt of the last payment.

The Company proposes to include the following disclosure in its summary of significant accounting policies for the quarterly period ended September 30, 2014:

Summary of Significant Accounting Policies

Allowance for Doubtful Accounts. Accounts receivable have been reduced by an allowance for amounts that may be uncollectible in the future. This estimated allowance is based primarily on the aging category, historical collection experience and management’s evaluation of the financial condition of the customer. The Company generally considers an account past due or delinquent when a student or customer misses a scheduled payment. The Company writes off accounts receivable balances deemed uncollectible against the allowance for doubtful accounts following the passage of a certain period of time, or generally when the account is turned over for collection to an outside collection agency.

5.
Please tell us about the composition of your accounts receivable at December 31, 2013 and your historical experience collecting accounts receivable from students who have withdrawn from your educational institutions.

Company Response:

As of December 31, 2013, the Company’s accounts receivable consisted of the following:

	Trade Receivables
	Gross	Allowance	Net

Education
Higher education	$60,295	$(22,252)	$38,043
Test preparation	51,187	(2,909)	48,278
Kaplan international	128,047	(2,724)	123,323
Kaplan corporate	1,939	(16)	1,923
Cable	8,199	(1,207)	6,992
Television broadcasting	77,669	(1,225)	76,444
Other businesses	104,132	(1,121)	103,011
Corporate	380	(380)	—
Total Trade Receivables	$431,848	$(33,834)	$398,014
Other *			30,639
Total			$428,653

* Other includes receivables for network retransmission fees, amounts owed by former subsidiaries following their disposition, and other immaterial receivables.

As of December 31, 2013, the higher education segment’s student balances represented the following percentage of the gross accounts receivable of Kaplan Higher Education (“KHE”):

Percentage of Gross Accounts Receivable

Active student balances	50.0%
Inactive student balances	40.4%
Other	9.6%
Total	100.0%

KHE has historically collected approximately 20% of student receivable balances after students have withdrawn from its educational institutions. The majority of KHE students fund their education with

FSA and following withdrawal from the institution, they generally lose their entitlement to any further Title IV funds. Students that have not completed 60% of the term are only entitled to Title IV funding for the portion of the term they attended classes. In many instances, the tuition KHE is entitled to charge the student in terms of the enrollment agreements exceeds the Title IV funding the student is entitled to receive.

KHE reduces the student receivables with an allowance for amounts that may be uncollectible in the future. This estimated allowance is based primarily on the risk profile (active vs inactive student), aging category, historical collection experience and management’s evaluation of the financial condition of the customer. KHE groups their student receivable balances by their enrollment status (active and inactive students) to account for the significant difference in collection risk between the two categories. The collection risk of withdrawn (inactive) students is significantly higher. KHE uses its historical collection experience for each group and applies the applicable percentage to each category (active and inactive students). The result is that a substantial portion of the gross receivable balance for inactive students is reserved for in the allowance for doubtful accounts. A substantial majority of the allowance for doubtful accounts at KHE is represented by balances of students who have withdrawn from the institution.

Historically, KHE has collected more than 95% of all amounts billed to students for tuition and other charges. KHE continuously monitors its historical collections to identify potential trends that may impact its determination that collectability of revenue is reasonably assured. KHE’s bad debt expense as a percentage of its revenue was 4.4%, 3.2%, and 3.2% for the years ended December 31, 2013, 2012, and 2011, respectively. KHE’s bad debt expense as a percentage of the Company’s consolidated revenue was 1.4%, 1.1%, and 1.3% for the years ended December 31, 2013, 2012, and 2011, respectively.

Revenue Recognition, page 65

6.	Revise to disclose your refund policy for all services provided.

Company Response:

As described above, the Company is widely diversified with interests in various businesses. The refund policy of the Company differs significantly amongst these businesses depending on specific industry practices, laws and regulations. It is generally not customary for the Company to provide refunds to its customers, with the exception of the education and cable businesses. Refunds provided within the other businesses are generally insignificant.

KU and KHEC are required by Federal law to return to the ED a portion of funds received as Federal financial aid if the student withdraws from the institution prior to completing 60% of the payment period (as defined under Title IV regulations) or term. The amount of the funds required by Federal law to return to the ED is the difference between the amounts of Federal financial aid disbursed during the payment period less the amount of Federal financial aid earned by the student during the payment period. The percentage of Federal financial aid earned represents the number of calendar days the student completed divided by the total number of calendar days in the payment period.

KU and KHEC’s refund policy includes the percentage of tuition they are eligible to charge the student following withdrawal from the institution. KU generally is entitled to 100% of the tuition after a student has exceeded 50% academic attendance. This refund policy applies to students in most, but not all states, as some states require different policies. The refund policy provides a chart that sets out the percentage of tuition KU is entitled to charge a student based on their percentage of completion of the course. For example, when a student withdraws from KU after completing more than 10% but not more than 25% of the term, the institution is entitled to 50% of the tuition. KHEC is generally entitled to the tuition for the portion of the course the student attended, which tuition is determined on a pro-rata basis of the course completed as a percentage of the total term. For example, if a student has attended four weeks out of a ten-week course prior to withdrawing, KHEC is entitled to 40% of the tuition.

Cable’s customers generally prepay their subscriptions in the month preceding the delivery of the service. Customers receive a refund when they cancel their cable subscription for the portion of the service that has not been delivered.

The Company proposes to include the following disclosure in its summary of significant accounting policies for the quarterly period ended September 30, 2014:

Summary of Significant Accounting Policies

Revenue Recognition.

Education revenues. KHE’s refund policy may permit students who do not complete a course to be eligible for a refund for the portion of the course they did not attend. The amount of the refund differs by school, program, and state, as some states require different policies. Refunds generally result in a reduction in deferred revenue during the period that a student drops or withdraws from a class because the associated tuition revenue is recognized daily over the period of instruction as the services are delivered.

7.	With respect to the education services provided by Kaplan Higher Education, please provide us with the following information:

•	tell us about the academic terms for online and campus-based institutions and if classes are taken simultaneously or consecutively;

•	tell us how you define a “payment period” or “period of enrollment” for purposes of the return of Title IV funds;

•	tell us how you assess whether collection of tuition and related fees is reasonably assured in accordance with SAB Topic 13 before a student begins taking a class;

•	tell us how you are notified when a student withdraws from a course and/or the institution and how you determine that a student has officially withdrawn from the institution;

•	tell us if you reassess collectability of tuition and fees after a student withdraws from a course, the institution, or otherwise loses Title IV eligibility;

•	tell us how revenue is recognized for a particular course if a student withdraws from the institution before and after the institution’s refund period elapses, if any; and

•
tell us how revenue is recognized for a particular course if a student withdraws from the institution before earning 100% of the Federal Student Aid funds he or she was scheduled to receive during the period.

Company Response:

Kaplan Higher Education (“KHE”), comprised of KU and KHEC, offers programs to students that are structured and taught on either a term or non-term based academic model. KU programs are generally structured on the term based delivery model, which generally consists of a series of ten-week terms. KU students generally enroll in multiple courses ranging from one to four courses simultaneously during an academic term depending on the requirements of the degree. KHEC programs are structured on either a term or non-term based model. The KHEC term based programs are structured similarly to the KU programs. The non-term based programs encompass a series of courses taken simultaneously or consecutively over the length of the program.

Students that plan to utilize FSA to fund their tuition complete an application for FSA. The information from this application is reviewed as part of the enrollment process by KHE to ensure the student meets the eligibility requirements for Title IV funds. Students are permitted to begin a course before Title IV funds are disbursed as long as basic eligibility requirements are met. The amount of FSA that KHE receives for a student is paid in equal disbursements by payment period as determined by the Title IV regulations. The disbursement of the Title IV funds is based on the academic program’s structure (i.e. term or non-term based academic model). Term based programs receive Title IV funding at the start of every term, whereas non-term based programs receive Title IV funding in two installments during a student’s academic year. The first non-term based disbursement is received at inception of the academic year and the second when the student has completed at least 50% of the academic year’s instructional hours and credits. Each disbursement period is defined as the “payment period.” KHE does not use “period of enrollment” as defined under Title IV in its FSA process. KHE’s programs are structured in such a way that students generally don’t take multiple classes in excess of the Title IV funds they are entitled to during a payment period. In 2013, less than 0.1% of the KHE enrolled student population had a course load exceeding the norm.

The Title IV funds received in a payment period are earned by the student based on the student's academic attendance. Title IV funds earned represent the pro-rata percentage of days of class attendance divided by the total number of days in the payment period. After a student has exceeded 60% attendance, the Title IV funds are deemed 100% earned by the student in terms of the Title IV regulations. KHE collects the Title IV funds on behalf of the student and applies it to the student’s tuition. A student’s continued eligibility for Title IV funds into the next payment period is dependent on the student achieving satisfactory academic progress. The student must achieve a sufficient minimum GPA for the terms completed at a completion rate that will allow the student to meet the minimum requirements for successfully completing the program within a 150% timeframe for the program.

KHE recognizes revenue on a course-by-course basis over the period of instruction (e.g. over ten weeks for a ten-week course) as services are delivered to the student, while students earn their Title IV funds as they attend class for courses during their payment period in accordance with Title IV regulations. KHE performs an initial assessment to determine if collectability is reasonably assured, which assessment considers the sources of funding. After KHE concludes that collection is reasonably assured from the student, it will start to recognize revenue based upon attendance as described above. The recognition of revenue takes place independently from the disbursement of Title IV funds.

KHE evaluates collectability of its revenues in accordance with FASB ASC 605, “Revenue recognition,” (Section 605-10-S99) prior to the student attending a class. A student completes an enrollment agreement that states the primary funding source for payment of tuition and fees. The enrollment agreement also states that the student is financially responsible for all charges regardless of     the student’s funding sources. An initial assessment of collectability is made by KHE at enrollment considering all potential sources of funds available to the student to pay for their enrolled courses. During 2013, funds received under Title IV programs accounted for approximately 76% of total KHE revenues. The balance of the 2013 KHE revenues are funded through direct student payments, funds received under various state and agency grant programs, and corporate reimbursements under tuition assistance programs. Students that plan to utilize FSA to fund their tuition complete an application for FSA. The information from this application is reviewed as part of the enrollment process by KHE to ensure the student meets the eligibility requirements for Title IV funds. KHE also reviews the relevant funding materials to determine if the non-Title IV funding sources are reliable and would result in the collection of tuition and other charges billed to students. Historically, KHE has collected more than 95% of all amounts billed to students for tuition and other charges. KHE continuously monitors its historical collections to identify potential trends that may impact its determination that collectability of revenue is reasonably assured. KHE’s bad debt expense as a percentage of its revenue was 4.4%, 3.2%, and 3.2% for the years ended December 31, 2013, 2012, and 2011, respectively. KHE’s bad debt expense as a percentage of the Company’s consolidated revenue was 1.4%, 1.1%, and 1.3% for the years ended December 31, 2013, 2012, and 2011, respectively.

KHE offers a conditional acceptance program (“Kaplan Commitment”) to eligible new students attending their first term with the institution. Under the Kaplan Commitment, a student can drop the course with no financial responsibility (tuition is fully refundable) up until day one of week four. No revenue or student receivable is recorded in the first three weeks. KHE records a cumulative catch up of revenue in the 4th week for services delivered to date, and recognizes the remaining tuition revenue ratably over the remaining period of instruction for the course. Tuition revenue for the student subsequent to the Kaplan Commitment term is recognized ratably over the period of instruction as services are delivered to the student. If a student withdraws after completion of the Kaplan Commitment risk-free trial period, student refunds are provided based on KU and KHEC’s standard refund policy as set out in the student enrollment agreement.

KU generally provides refunds to eligible students who attend 50% or less of a course for the portion of the course they did not attend. This refund policy applies to students in most, but not all states, as some states require different policies. The refund policy provides a chart that sets out the percentage of refund a student is eligible for based on their percentage of completion of the course. For example, a student that withdraws from KU that completed more than 10% of the term but no more than 25% of the term is eligible for a 50% tuition refund. KHEC generally provides refunds to eligible students for the portion of the course not attended, which refund is determined on a pro-rata basis of the course completed as a percentage of the total term. For example, if a student has attended four weeks out of a ten-week course prior to withdrawing, the student is entitled to a tuition refund of 60%.

KHE categorizes student withdrawals as either official or unofficial for Title IV purposes. An official withdrawal occurs when a student notifies the institution of their intention to withdraw immediately or at a future date. Students dismissed for academic or disciplinary reasons are also classified as an official withdrawal for Title IV purposes. The withdrawal date is either immediate upon notification, determination of academic or discipline decisions, or at the future date indicated by the student. An unofficial withdrawal occurs when a student is administratively dismissed from the institution as a result of non-attendance in scheduled courses. KU and KHEC monitor classroom attendance electronically. Students are administratively dismissed from KHEC and KU when they fail to attend scheduled classes for a period exceeding fourteen or twenty-one consecutive calendar days, respectively. The majority of student withdrawals from the institution are unofficial withdrawals.

KU and KHEC recognize revenue on a daily basis ratably over the period of instruction as services are delivered to the student. When a student withdraws from the institution, KU and KHEC determine the amount of tuition they are entitled to under the terms of the enrollment agreement with the student. At the time a withdrawal is processed, KU and KHEC record an adjustment to recognize the revenue they are entitled to collect from the student in terms of his or her enrollment agreement. With KHEC, refunds generally equal the amount of unrecognized revenue because its refunds are determined on a pro-rata basis of the course completed as a percentage of the total term. Therefore, the KHEC revenue recognized to date should generally agree with the amount of tuition charges the institution is entitled to in terms of its refund policy. In general, the amount of refund to which a student is entitled will not exceed the unearned portion remaining in deferred revenue. KU is generally entitled to more revenue than the amount recognized through the time of withdrawal from the institution, which right to collect from the student is defined by the respective State laws and regulations. For example, KU is entitled to 75% of the tuition charges for a student that has completed 40% of the term prior to withdrawing from the institution. KU recognizes the additional 35% of revenue when the student withdraws from the institution. However, in the second quarter of 2014, KHE revised its accounting methodology to reassess collectability upon student withdrawal from the institution, as discussed below.

As noted above, the majority of student withdrawals from KU and KHEC are as a result of unofficial withdrawals. KU and KHEC are notified of these withdrawals after the non-attendance period passed during which time they continued to recognize revenue. KU and KHEC process the withdrawal after receipt of the withdrawal notification, resulting in the recognition of revenue up to the amount KHE is entitled to collect from the student. The primary driver of the amount of revenue recognized is the amount KU and KHEC are entitled to in accordance with the refund terms of the student’s enrollment agreement, which terms are generally dictated by the applicable State’s laws and regulations.

The return of Title IV funds to the Federal government or student does not directly impact KHE’s revenue recognition. KHE recognizes revenue ratably over the period of instruction as services are delivered to students and accounts for student withdrawals as discussed above. The Title IV rules determine if KHE is required to return a portion of Title IV funds to the Federal government when a student receiving Title IV funds withdraws from the institution. All students complete an enrollment agreement prior to enrolling with KU or KHEC, which sets forth the student’s responsibility for payment of all tuition and charges irrespective of the source of funding. A student that is required to return his or her Title IV funds before the date at which the student has earned 100% of the Title IV funds may owe KHE for a residual unpaid balance after the final tuition owed is calculated. KHE must then pursue collection of the outstanding student receivable balance directly from the student after withdrawal from the institution. KHE’s bad debt expense as a percentage of its revenue was 4.4%, 3.2%, and 3.2% for the years ended December 31, 2013, 2012, and 2011, respectively. KHE’s bad debt expense as a percentage of the Company’s consolidated revenue was 1.4%, 1.1%, and 1.3% for the years ended December 31, 2013, 2012, and 2011, respectively.

As described in Question 5 above, KHE records an allowance for doubtful accounts for amounts that may be uncollectible in the future. KHE segregates their student receivable balances by the students’ enrollment status (active and inactive students) and applies a percentage to each category that represents the historical collection experience of each category. The percentage applied is updated on a quarterly basis to account for any changes in the historical collection experience for each student population. The quarterly change in the allowance for doubtful accounts is recorded as an operating expense. As a result, at the time a student withdraws from the institution, a significant portion of his or her unpaid receivable balance is reserved as an allowance for doubtful accounts.

In the second quarter of 2014, KHE reviewed its accounting methodology for evaluating amounts due from students upon withdrawal. Following this review, KHE changed its accounting policy to reassess the collectability of student tuition and fees after a student withdraws from the institution, effectively resulting in the recognition of revenue on a cash basis thereafter. Prior to the second quarter of 2014, KHE did not reassess the collectability of student tuition and fees after the student withdrew from the institution. As a result, KHE assessed the impact this change would have had on revenues and income from continuing operations before income taxes for the years ended December 31, 2013, 2012 and 2011, assuming the reassessment of collectability occurred during these financial years. Given KHE’s practice of reserving for student balances based on historical collection experience, the impact to the Company’s financial statements was immaterial as follows:

	For the year ended December 31,
	2013	2012	2011

The Company
-Revenues	(0.3%)	(0.1%)	(0.1%)
-Income from continuing operations before income taxes	(0.2%)	(0.3%)	(0.1%)
KHE
-Revenues	(0.8%)	(0.4%)	(0.2%)
-Income from continuing operations before income taxes	(0.7%)	(1.5%)	(0.1%)

The Company concluded that the impact is quantitatively and qualitatively immaterial to its consolidated financial statements for the relevant periods.

* * * *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at (703) 345-6470 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Wallace R. Cooney
Wallace R. Cooney
Vice President - Finance and Chief Accounting Officer

cc: Terry French
Christy Adams
Ivette Leon